 SC 13G 1 ef20031867_sc13g.htm SC 13G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MODIVCARE INC
 (Name of Issuer)

Common Stock, $0.001 par value per share
 (Title of Class of Securities)

60783X104
 (CUSIP Number)

 October 23, 2024
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒     Rule 13d-1(c)

☐     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

CUSIP No. 60783X104	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
Q GLOBAL CAPITAL MANAGEMENT, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,499,838 (1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
1,499,838 (1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,499,838 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.53% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Q Global Capital Management, L.P. ("QGCM") exercises voting and dispositive power over the shares reported herein as the investment manager of Q5-R5 Trading, Ltd.
(2) Calculated pursuant to Rule 13d-3(d)(1)(i) under the Act, based on 14,240,177 shares of the Common Stock deemed to be outstanding as of August 2, 2024, as disclosed in the Issuer's quarterly report on Form 10-Q filed August 8, 2024.

CUSIP No. 60783X104	Page 3 of 5 Pages
Item 1(a).	Name of Issuer:

ModivCare Inc

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6900 LAYTON AVENUE, 12TH FLOOR, DENVER, COLORADO, 80237.

Item 2(a).	Name of Person Filing:

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby files this Schedule 13G Statement on behalf of Q Global Capital Management, L.P., a Texas limited partnership (“QGCM” or the “Reporting Person”). Additionally, information is included herein with respect to the following persons (collectively, the “Controlling Persons”): Renegade Swish, LLC, a Delaware limited liability company (“RS”), Q Global Advisors, LLC, a Texas limited liability company (“QGA”), and Geoffrey Raynor (“Raynor”).

The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the “Item 2 Persons” and individually an “Item 2 Person”. The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 1 3(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each Item 2 Person is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.

Item 2(c).	Citizenship:

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number:

60783X104

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

REPORTING PERSONS
QGCM

Because of its position as the sole Investment manager of Q5-R5 Trading, Ltd., QGCM may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,499,838 Shares, which constitute approximately 10.53% of the 14,240,177 Shares deemed to be outstanding.

CONTROLLING PERSONS

QGA

Because of its position as the sole general partner of QGCM, QGA may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,499,838 Shares, which constitute approximately 10.53% of the 14,240,177 Shares deemed to be outstanding.

RS

Because of its position as the sole manager of QGA, RS may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,499,838 Shares, which constitute approximately 10.53% of the 14,240,177 Shares deemed to be outstanding.

Raynor

Since Raynor controls and indirectly wholly owns RS, which is the sole manager of QGA, Raynor may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,499,838 Shares, which constitute approximately 10.53% of the 14,240,177 Shares deemed to be outstanding.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the Item 2 Persons is the beneficial owner of any Shares.

CUSIP No. 60783X104	Page 4 of 5 Pages
Item 4(b).	Percent of Class:

See 4(a) above.

Item 4(c).	Number of Shares as to Which Such Person Has:

(i) Sole power to vote or direct the vote:

REPORTING PERSONS

QGCM

As the sole investment manager of Q5-R5 Trading Ltd, QGCM has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,499,838 Shares.

CONTROLLING PERSONS

QGA

As the sole general partner of QGCM, QGA has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,499,838 Shares.

RS

As the sole manager of QGA, RS has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,499,838 Shares.

Raynor

Since Raynor controls and indirectly wholly owns RS, which is the sole manager of QGA, Raynor has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,499,838 Shares.

(ii) Shared power to vote or direct the vote:

See 4(c)(i) above.

(iii) Sole power to dispose or direct the disposition of:

See 4(c)(i) above.

(iv) Shared power to dispose or direct the disposition of:

See 4(c)(i) above.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 60783X104	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Q GLOBAL CAPITAL MANAGEMENT, L.P.,

BY: Q GLOBAL ADVISORS, LLC, ITS GENERAL PARTNER

BY: /S/ NELSON HOLM

NAME: NELSON HOLM

TITLE: ASSISTANT SECRETARY

October 25, 2024